SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

TIMKENSTEEL CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

887399103

(CUSIP Number)

Ellwood Group Investment Corp.

1105 N. Market Street

P.O. Box 8985, Suite 1300

Wilmington, DE 19810

Attn: Gregory D. Timmons, Esq.

(724) 752-3680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group, Inc. I.R.S. Identification Nos. of above persons (entities only) 25-1877613
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,951,401
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,951,401
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,951,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.47%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group Investment Corp. I.R.S. Identification Nos. of above persons (entities only) 51-0252828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,951,401
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,951,401
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,951,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.47%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 887399103

This Amendment No. 1 (“Amendment No. 1”) is filed by Ellwood Group, Inc., a Pennsylvania corporation (“EGI”), and its wholly owned subsidiary, Ellwood Group Investment Corp., a Delaware corporation (“EGIC”), and amends the Schedule 13D filed by the undersigned on January 7, 2015 (the “Schedule 13D”). Since the filing of the Schedule 13D, EGIC has acquired 515,100 additional shares of the common shares, no par value (the “Shares”), of TimkenSteel Corporation (the “Issuer”), or an additional 1.13% of the total outstanding Shares. Except as set forth in this Amendment No. 1, there has been no material change in the facts set forth in the Schedule 13D.

Item 3. Source and Amount of Funds

Item 3 is hereby amended as follows:

The Shares purchased by EGIC were purchased with working capital in open market purchases. The aggregate purchase price of the Shares purchased by EGIC as of the date of this Amendment No. 1 is $98,708,059.11.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 45,637,975 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

(i)	Ellwood Group, Inc.

(a) As of the date hereof, EGI, as the parent company of EGIC, is deemed to be the beneficial owner of the 2,951,401 Shares owned by EGIC, constituting approximately 6.47% of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 2,951,401

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 2,951,401

Shared power to dispose or direct the disposition: 0

(c) EGI did not enter into any transactions in the Shares since the filing of the Schedule 13D. The transactions in Shares since the filing of the Schedule 13D by EGIC are set forth on Schedule A to this Amendment No. 1 and are incorporated by reference.

(ii)	Ellwood Group Investment Corp.

(a) As of the date hereof, EGIC beneficially owns 2,951,401 Shares, constituting approximately 6.47% of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 2,951,401

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 2,951,401

Shared power to dispose or direct the disposition: 0

(c) The transactions in the Shares by EGIC since filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015

ELLWOOD GROUP, INC.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	Chief Financial Officer

ELLWOOD GROUP INVESTMENT CORP.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	VP Finance

SCHEDULE A

The following purchase transactions were made by Ellwood Group Investment Corp. in open-market broker transactions since the filing of the Schedule 13D on January 7, 2015:

Date	No. of Shares	Price /Weighted Average Price Per Share
January 20, 2015	50,000	$30.15	[1]
January 21, 2015	55,100	$30.39	[2]
January 22, 2015	45,000	$30.66	[3]
January 23, 2015	100,000	$29.68	[4]
January 30, 2015	139,376	$27.41	[5]
January 30, 2015	10,624	$27.94	[6]
February 4, 2015	115,000	$27.06	[7]

For those transactions disclosed on an aggregated basis, EGIC undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of Shares purchased at each separate price.

[1]	Prices ranged from $29.62 to $30.50, inclusive.
[2]	Prices ranged from $29.96 to $30.84, inclusive.
[3]	Prices ranged from $30.21 to $31.00, inclusive
[4]	Prices ranged from $29.40 to $30.20, inclusive.
[5]	Prices ranged from $26.85 to $27.84, inclusive.
[6]	Prices ranged from $27.85 to $28.00, inclusive.
[7]	Prices ranged from $26.87 to $27.46, inclusive.